

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2021

Bryant Kirkland
Chief Financial Officer
Douglas Elliman Inc.
4400 Biscayne Boulevard
Miami, FL 33137

>   **Re: Douglas Elliman Inc.**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form 10**
>   **Submitted September 30, 2021**
>   **CIK No. 0001878897**

Dear Mr. Kirkland:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment #1 to Draft Registration Statement on Form S-1 filed September 30, 2021

Our Company, page 2

1.   Further to our prior comment 1, the presentation of information about your company under the headings "Real Estate Services" and "Real Estate Technology" and the prominence of the graphic on page 4 may suggest to investors that these are separate, revenue-generating lines of business or operations. Please revise to address whether Real Estate Technology is actually a separate revenue-generating line of business, or is instead a resource that is used in your real estate services business. As requested in prior comment 1, please also address the relative materiality of these two items to the company's financial position and operations by providing appropriate comparable

quantitative and narrative information. In this regard, we note disclosure in the summary under "Real Estate Technology" that you have invested $6.3 million in PropTech companies, but no disclosure similar to your statement in response to comment 2 that as of June 30, 2021, the company had approximately $525 million in total assets. We also note disclosure in MD&A that approximately 95% of revenues are attributable to commissions and other brokerage income, which we assume is included in "Real Estate Services."

Real Estate Technology, page 4

2.   We note your response to our prior comment 1. On page 6, you state that "Other than the funds in which New Valley Ventures invests as a limited partner, all of these companies currently provide technology or services to Douglas Elliman, or Douglas Elliman anticipates using such technology or services in the near future". Please limit your disclosure and graphic to those companies whose technology and services you currently use and those in which you are currently invested. If you wish to disclose other companies with whom you anticipate obtaining technology and services from in the future, describe the current status of any negotiations or arrangements you have with them and clarify that there can be no assurance you will actually be able to obtain those services or technology.

Exclusive Jurisdiction of Certain Actions, page 118

3.   We note your response to our prior comment 7, and disclosure on page 119 that United States federal district courts will be the exclusive forum for claims arising under the Securities Act. Please revise your disclosure regarding your exclusive forum provision to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Additionally, if your exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at 202-551-8742 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Robert Downes, Esq.